Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ROUGE RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR NINE MONTHS ENDED OCTOBER 31, 2012
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.1        DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of December 10, 2012 and authorized for issue by the directors of the Company effective on this date. It should be read in conjunction with the condensed interim financial statements and notes for the nine months ended October 31, 2012 contained herein along with the audited financial statements and notes for the year ended January 31, 2012.

The financial statements contained herein are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.”

We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, we announced the following: a change in Company name to “Rouge Resources Ltd; consolidation of our outstanding share capital on a one new for ten old (1:10) share basis; and an increase in our authorized share capital from 10 million shares without par value to an unlimited number of shares without per value. The 1:10 share consolidation resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2. We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were only quoted on the OTC:BB in the United States under the symbol ROUGF and now, effective on this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At October 31, 2012, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) of which 4,068,000 shares were issued in connection with the closure of two private placement financings, one brokered and the other non-brokered, on August 28, 2012 for gross proceeds of $1,017,000.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company, including our listing application approved by the TSX Venture Exchange on April 25, 2012, is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

We are an exploration stage company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario and have no current revenues nor have we earned any since inception. We hold a 100% interest in sixteen claims in this District in an area called the Dotted Lake Property, which has been the only focus of our exploration activities to date. In addition, we have an exclusive option agreement to acquire 100% mineral interests in the Lampson Lake Property adjacent to Dotted Lake. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.2        OVERALL PERFORMANCE

During the nine months ended October 31, 2012, the Company reported a comprehensive loss of $166,004 compared to a comprehensive loss of $196,210 for the same period last year. In addition, we have spent $55,695 on our exploration and evaluation assets of which $25,346 related to property acquisition costs and $30,349 related to exploration costs. On August 28, 2012, 4,068,000 shares were issued in connection with the closure of two private placement financings, one brokered and the other non-brokered, for combined gross proceeds of $1,017,000 which, after deducting share issues costs of $166,918, netted out to be $850,082.

The Company is using these funds to eliminate its current working capital deficiency; to continue exploration activities on the Dotted Lake Property; to complete option agreement regarding purchase of the adjacent Lampson Lake claims; and to meet on-going working capital requirements. However, there may be circumstances when, for sound business reasons, a reallocation of these funds may be necessary.

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the nine months ended October 31, 2012 and the year ended January 31, 2012:

	North-Central Ontario		Total for	Total for
			nine months	year ended
	Dotted Lake	Lampson Lake	ended October 31,	January 31,
	mining claims	mining claims	2012	2012

Property acquisition costs
Balance, beginning	$15,261	$21,033	$36,294	$24,294
Additions	9,346	16,000	25,346	12,000
Balance, end	24,607	$37,033	$61,640	$36,294

Exploration and evaluation costs
Balance, beginning	$176,585	$-	$176,585	$176,585
Additions
Drilling and related costs
Field and camp costs	21,478		21,478
Geological consulting/ reporting	3,488		3,488
Project administration	3,606		3,606
Soil sample analysis	1,778		1,778
Travel and accommodation
	30,349		30,349
Balance, end	$206,934	$-	$206,934	$176,585
Total balance, end	$231,541	$37,033	$268,574	$212,879

The original Dotted Lake Property (“Dotted Lake Property”) consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten claims at a cost of $11,055. Title to the Property, originally held in trust for the Company by a director of the Company, was transferred to the Company during the year ended January 31, 2012.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

During the quarter ended October 31, 2012, the Company paid $9,346 as reimbursement to a Company director for costs incurred on behalf of the Company in connection with the staking of six additional claims contiguous to the original Dotted Lake claims. The Company has sixteen claims now in the Dotted Lake area plus an option to purchase an additional two adjacent claims as described below.

On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors (the “Optionors”) regarding two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

ITEM 1.3        SELECTED FINANCIAL INFORMATION

The following table summarizes selected financial information as at and for the nine months ended October 31, 2012 and 2011 with comparative figures as at and for the year ended January 31, 2012:

	Nine Months Ended		Year Ended
	October 31, 2012	October 31, 2011	January 31, 2012
FINANCIAL POSITION
Total Assets	$717,279	$283 8541	$243,140
Total Liabilities	$141,885	$309,464	$351,824
Accumulated Deficit	$(3,438,841)	$(3,189,763)	$(3,272,837)

OPERATIONS
Total Revenues	Nil	Nil	Nil
Comprehensive Loss	$(166,004)	$(196,210)	$(279,284)
Comprehensive Loss per sh.	$(0.00)	$(0.00)	$(0.01)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.4        RESULTS OF OPERATIONS

Nine months ended October 31, 2012

The following table summarizes results of operations for the nine months ended October 31, 2012 and 2011 with comparative figures for year ended January 31, 2012:

		Nine Months Ended				Year Ended
		October 31, 2012		October 31, 2011		January 31, 2012

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		582		649		1,008
Listing application expenses		60,506		65,865		90,507
Management fees		45,000		45,000		60,000
Office administration and travel		28,318		49,085		64,022
Professional fees		19,800		22,380		47,387
Transfer agent and filing fees		11,798		13,231		16,360

Comprehensive loss		$(166,004)		$(196,210)		$(279,284)

The Company is in the exploration stage and has not generated any revenues since inception. For nine months ended October 31, 2012, a comprehensive loss of $166,004 was recorded versus a loss of $196,210 for the same period last year. This $30,206 increase in comprehensive loss resulted from the following:

-	$67 decrease in amortization.
-

$5,359 decrease in Listing Application expenses following its approval on April 25, 2012 after which substantially all items were charged to share issue costs as a reduction of share capital in connection with closure of the two private placement financings on August 28, 2012.

-	$20,767 decrease in office administration and travel expenses mainly due to on-going effort to reduce overhead expenses.
-

$2,580 decrease in professional fees (legal, audit and accounting) mainly due to concentration of time and effort by company lawyer on completion of the two private placement financings which costs were charged to share issuance per above.

-	$1,433 decrease in transfer agent and filing fees mainly due to an invoicing delay for some services compared to last year.

Three months ended October 31, 2012

For three months ended October 31, 2012, a comprehensive loss of $35,584 was reported versus a comprehensive loss of $78,377 for the same period last year. This $42,793 decrease in comprehensive loss resulted from the following:

-	$22 decrease in amortization.
-

$43,067 decrease in Listing Application expenses following its approval on April 25, 2012 after which substantially all items were charged to share issue costs as a reduction of share capital in connection with closure of the two private placement financings on August 28, 2012.

-	$6,941 decrease in office administration and travel expenses mainly due to on-going concerted effort to reduce overhead expenses.
-	$9,513 increase in professional fees (legal, audit and accounting) primarily due to catch up billing from company lawyer
-	$2,276 decrease in transfer agent and filing fees mainly due to invoicing delay for some services compared to last year.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.5        SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Oct. 31 12	July 31 12	Apr. 30 12	Jan. 31 12	Oct. 31 11	July 31 11	Apr. 30 11	Jan. 31 11

Total revenues	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Comprehensive loss	(35,584)	($41,774)	($88,646)	($83,074)	($78,377)	($ 47,939)	($69,894)	($108,336)
Loss per share	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)
Operating cash flow (Deficiency)	(164,545)	$14,803	($80,635)	($66,515)	($84,188)	($57,370)	($50,518)	($72,760)

Our comprehensive losses are fairly consistent from quarter to quarter being comprised mainly of ongoing management fees, professional fees, office administration and transfer agent & filing fees. However, each of the five quarters ended April 30, 2012, January 31, 2012, October 31, 2011, April 30, 2011 and January 31, 2011 show greater losses than normal due to the legal, agency and regulatory fees & expenses incurred in connection with the application for listing on the TSX-V Exchange, accepted for filing on April 25, 2012.

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

ITEM 1.6        LIQUIDITY

The following table summarizes the Company’s working capital (deficiency) position as at October 31, 2012 and 2011 with comparative figures as at January 31, 2012 year end:

	As at	October 31,	As at
Working Capital (Deficiency)	2012	2011	January 31, 2012
Current assets	$439,800	$61,130	$20,774
Current liabilities	(102,209)	(309,464)	(312,148)
Working capital (deficiency)	$337,591	$(248,334)	$(291,374)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

During the nine months ended October 31, 2012, the working capital improved to $337,591 from a deficiency of $291,374 as at January 31, 2012. This $628,965 positive swing was due to closure of the two private placement financings on August 28, 2012 which put $850,082 of net proceeds into the Company. The difference is primarily due to reimbursement of related party payables and expenditures on mineral property exploration.

The current assets at October 31, 2012 primarily include cash of $426,676 (January 31, 2012 - $17,823) and harmonized sales tax refundable of $10,440 (January 31, 2012 - $2,951). The current liabilities at October 31, 2012 include $98,961 of related party payables (January 31, 2012 - $254,118) and $3,248 of trade payables and accrued liabilities (January 31, 2012 - $58,030).

The following table summarizes cash flows for nine months ended October 31, 2012 and 2011 with comparative figures for year ended January 31, 2012:

Cash Flows	Nine Months Ended October 31,		Year Ended
	2012	2011	January 31, 2012

Net cash used in operating activities	$(230,377)	$(192,075)	$(258,591)
Net cash used in investing activities	(55,695)	(12,709)	(12,709)
Net cash provided by financing activities	694,925	114,823	144,171
Increase (decrease) in cash	$408,853	$(89,961)	$(127,129)

Cash, beginning	17,823	144,952	144,952

Cash, end	$426,676	$54,991	$17,823

At October 31, 2012, the Company’s cash position was $426,676 compared to $17,823 at January 31, 2012. The $408,853 increase in cash for nine months ended October 31, 2012 (“2012 period”) and the $89,961 decrease in cash for nine months ended October 31, 2011 (“2011 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $230,377 in 2012 period and $192,075 in 2011 period was due in both periods to on-going operating losses adjusted for decreases in non-cash working capital items.

(ii)

Net cash used in investing activities of $55,695 in 2012 period and $12,709 in 2011 period was due to expenditures on exploration and evaluation assets on the Dotted Lake Property and scheduled payments under the exclusive option agreement to purchase the Lampson Lake Property.

(iii)

Net cash provided by financing activities of $694,925 in the 2012 period was due to $850,082 of funds received from two private placements net of reimbursement of $155,157 in related party payables previously used to fund operating expenses. The $14,823 of cash provided in the 2011 period was due entirely to funding received from related party payables.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.7        CAPITAL RESOURCES

Share Capital

Authorized share capital
Unlimited number of common shares without par value.

Issued share capital
At October 31, 2012, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 – 40,565,171) of which 4,068,000 shares were issued in connection with the closure of two private placement financings, one brokered and the other non-brokered, on August 28, 2012.

The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The common shares issued and any common shares issued upon exercise of the warrants are subject to a four month hold period which expires on December 29, 2012.

Regarding the brokered private placement, the share issue costs totaled $166,918 including a 7% cash commission of $58,030 and a $30,000 corporate finance fee paid to the Agent. In addition, regulatory, accounting, legal and transfer agent fees were paid and charged to share issue costs.

The net proceeds received by the Company from the two financings, after deducting the share issue costs, totaled $850,082. The Company intends to use these funds to eliminate the current working capital deficiency; continue acquisition and exploration activities on the Dotted Lake Property; complete the option agreement regarding purchase of the adjacent Lampson Lake claims; and meet on-going working capital requirements.

The financings were completed following conditional approval of the Company’s Listing Application on April 25, 2012 by the TSX Venture Exchange and the shares commenced trading on August 30, 2012 under the symbol ROU.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the nine months ended October 31, 2012 was based on the comprehensive loss attributable to common shareholders of $166,004 (October 31, 2011 - $196,210) and the weighted average number of common shares outstanding of 41,515,361 (October 31, 2011 – 40,565,171).

Stock options
The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount. In any event, the exercise price will not be less than $0.10 per share

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

As at October 31, 2012, the Company had no issued and outstanding stock options.

Share purchase warrants

The changes in share purchase warrants during the nine months ended October 31, 2012 and the year ended January 31, 2012 are as follows:

	Nine Months Ended		Year Ended
	October 31, 2012		January 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning	30,000,000	$ 0.10	30,000,000	$ 0.10
Warrants issued	-
Warrants expired	(30,000,000)

Balance, end	-	$ -	30,000,000	$ 0.10

On April 30, 2012, the 30,000,000 warrants expired without being exercised.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. As discussed elsewhere in this report, two private placements were completed in late August 2012, but there can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8        OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.9        TRANSACTIONS BETWEEN RELATED PARTIES

			As at
	As at October 31,		January 31,
	2012	2011	2012
Payable to two directors and officers of the Company	$ 98,961	$ 215,736	$ 254,118*

* Reclassified to conform with October 31, 2012 presentation

All amounts payable to related parties are non-interest bearing and unsecured with no fixed term of repayment.

The Company had the following transactions with two directors and officers of the Company during the nine months ended October 31, 2012 and 2011 and the year ended January 31, 2012:

			Year ended
	Nine months ended October 31,		January 31,
	2012	2011	2012
Accounting and financial reporting services	$9,950	$-	$-
Management services	45,000	45,000	$60,000
Office rent	22,500	22,500	30,000
	$77,450	$45,000	$90,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10      FOURTH QUARTER ENDED JANUARY 31, 2012

Not applicable at this time.

ITEM 1.11      SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing material at this time.

ITEM 1.12      CRITICAL ACCOUNTING ESTIMATES

These condensed interim financial statements are presented in Canadian dollars; have been prepared on an accrual basis; and are based on historical costs, modified where applicable.

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated based on management’s experience and other factors, including expectations of future events believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, the measurement of accrued liabilities and the recoverability/ measurement of deferred tax assets and liabilities.

ITEM 1.13      CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Statement of compliance and conversion to International Financial Reporting Standards
These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

This interim financial report does not include all the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last year end reporting period. It is therefore recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended January 31, 2012. However, this interim financial report does provide selected significant disclosures that are required in the annual financial statements under IFRS.

Accounting standards issued but not yet effective
Certain pronouncements have been issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations have not been early adopted in these financial statements and are not expected to have a material effect on the Company’s future results and financial position:

a)	IFRS 9 Financial Instruments (New to replace IAS 39 and IFRIC 9)
b)	IFRS 10 Consolidated Financial Statements (New to replace consolidation requirements in IAS 27 as amended in 2008 and SIC-12)
c)	IFRS 11 Joint Arrangements (New to replace IAS 31 and SIC-13)
d)	IFRS 12 Disclosure of Interests in Other Entities (New to replace disclosure requirements in IAS 27 as amended in 2008, IAS 28 (as revised in 2003 and IAS 31)
e)	IFRS 13 Fair Value Measurement (New to replace fair value measurement guidance in other IFRSs)
f)	IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Other Comprehensive Income)
g)	IAS 19 Employee Benefits (Amended in 2011)
h)	IAS 27 Separate Financial Statements (Amended in 2011)
i)	IAS 28 Investments in Associates and Joint Ventures (Amended in 2011), and
j)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.14.      FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Capital Management
The Company's policy is to maintain a strong capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working and share capital. There were no changes in the Company's approach to capital management during the period and the Company is not subject to any externally imposed capital requirements.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

			As at
	As at October 31,		January 31,
	2012	2011	2012
Financial assets:
Cash	$426,676	$54,991	$17,823
Harmonized sales tax refundable	10,440	6,139	2,951
Credit card security deposit	6,900	6,900	6,900
	$444,016	$68,030	$27,674

Other financial liabilities included in the Statement of Financial position are as follows:

			As at
	As at October 31,		January 31,
	2012	2011	2012
Other financial liabilities:
Trade payables	$2,648	$87,281	$18,430*
Related party payables	98,961	215,736	254,118*
Loan payable	39,676	-	39,676
	$141,285	$303,017	$312,224

* Reclassified to conform with July 31, 2012 presentation

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

Financial assets measured at fair value as at October 31, 2012 and January 31, 2012 are as follows:

	As at October 31, 2012
	Level 1	Level 2	Level 3
Cash	$426,676	$-	$-
Harmonized sales tax refundable	10,440
Credit card security deposit	6,900

	As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

ITEM 1.15      OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the period and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process along with the annual statutory audit.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2012

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.